Exhibit 99.13

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

TOWER ONE WIRELESS CORP.
600-535 HOWE STREET
VANCOUVER, BC V6C 2Z4

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Tower One Wireless Corp. (the “Company”) for use at the Annual General and Special Meeting (the “Meeting”) of the Company’s shareholders to be held on Tuesday, February 5, 2019 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE OTHER PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Trust Company of Canada, of 3rd Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9, Canada not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the Company’s records or validly appointed Proxy holders are permitted to vote at the Meeting. Most of the Company’s shareholders are “non-registered”, beneficial shareholders because their shares are registered in the name of a nominee, such as a brokerage firm, bank, trust company, trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan or a clearing agency such as CDS Clearing and Depository Services Inc. (a “Nominee”). If you purchased your shares through a broker, you are likely a non-registered shareholder.

Non-registered shareholders who have not objected to their Nominee disclosing certain ownership information about themselves to the Company are referred to as Non-Objecting Beneficial Owners, or “NOBOs”. Those non-registered shareholders who have objected to their Nominee disclosing ownership information about themselves to the Company are referred to as Objecting Beneficial Owners, or “OBOs”.

In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) the Company will have distributed copies of the Meeting Materials, being the Notice of Meeting, this Information Circular, and the form of Proxy directly to NOBOs and to the Nominees for onward distribution to OBOs. The Company does not intend to pay for a Nominee to deliver to OBOs, therefore an OBO will not receive the materials unless the OBO’s Nominee assumes the costs of delivery.

Nominees are required to forward the Meeting materials to each OBO unless the OBO has waived the right to receive them. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered shareholder. Meeting Materials sent to non-registered holders who have not waived the right to receive Meeting Materials are accompanied by a voting instruction form (a “VIF”) in lieu of a Proxy. By returning the VIF in accordance with the instructions noted on it, a non-registered holder is able to instruct the registered shareholder (or Nominee) how to vote on behalf of the non-registered shareholder. VIFs, whether provided by the Company or by a Nominee, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the shares which they beneficially own. Should a non-registered holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the non-registered holder may request a legal proxy as set forth in the VIF, which will grant the non-registered holder or his/her nominee the right to attend and vote at the Meeting. Non-registered holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

The Company is not sending the Meeting materials to shareholders using “notice-and-access”, as defined under NI 54-101.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a company, by a duly authorized officer or attorney of the company, and delivered to Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. Non-registered holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 93,389,446 fully paid and non-assessable common shares without par value, each share carrying the right to one vote. The Company has no other class of voting securities and does not have any class of restricted securities.

Any shareholder of record at the close of business on January 4, 2019 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

As of the date of this Information Circular, to the best of the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares
Alejandro Ochoa	12,000,000	12.85%
Fabio Alexander Vasquez	12,000,000	12.85%

Notes:
(1)	Based on 93,389,446 common shares issued and outstanding as of the date of this Information Circular.

PARTICULARS OF MATTERS TO BE ACTED UPON

The Board determined that it was in the best interests of the Company and its shareholders to postpone the 2017 Annual General Meeting of shareholders, which was slated to be held on or before October 6, 2018, until 2019. The Company received an extension from the Registrar of Companies of British Columbia to the time within which the Company was required to hold its 2017 Annual General Meeting until a date that falls on or before February 6, 2019. The Company has until December 31, 2019 to hold its 2018 Annual General Meeting.

RECEIPT OF THE FINANCIAL STATEMENTS AND AUDITOR’S REPORT

The audited financial statements of the Company for the fiscal year ended December 31, 2017, and the report of the auditors thereon will be placed before the Meeting. Receipt at the Meeting of the audited financial statements of the Company for the fiscal year ended December 31, 2017 will not constitute approval or disapproval of any matters referred to therein. No vote will be taken on the audited financial statements. These audited financial statements are available on the SEDAR website at www.sedar.com.

Under National Instrument 51-102 - Continuous Disclosure Obligations, a person or corporation who in the future wishes to receive annual and interim financial statements from the Company must deliver a written request for such material to the Company. Shareholders who wish to receive annual and interim financial statements are encouraged to complete the appropriate section

REAPPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the reappointment of Manning Elliott LLP, Chartered Professional Accountants, as the auditors of the Company to hold office until the next annual general meeting of the shareholders at such remuneration to be fixed by the directors. Manning Elliott LLP have been the auditors of the Company since March 9, 2017.

It is the intention of the persons named in the enclosed form of Proxy, if not expressly directed to the contrary in such form of Proxy, to vote FOR the appointment of Manning Elliott LLP, Chartered Professional Accountants, as auditors of the Company.

Recommendation of the Company’s Directors

Management recommends that the Company’s shareholders approve the re-appointment of Manning Elliott LLP as the auditor of the Company for the ensuing year.

ELECTION OF DIRECTORS

The affairs of the Company are managed by the board of directors (the “Board”). The term of office for each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).

It is the intention of the persons named in the enclosed form of Proxy, if not expressly directed to the contrary in such form of Proxy, to vote FOR the election of each of the nominees specified below as directors of the Company.

The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, the period or periods during which each has served as a director, the position(s) held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof. As of the date hereof, the directors and officers of the Company own and control, directly and indirectly, 29,230,046 common shares, representing 31.32% of the Company’s currently issued and outstanding common shares.

Name, Jurisdiction of Residence & Position(1)	Present Principal Occupation or employment, and if not a previously elected director, occupation during the past 5 years (2)	Director Since	Shares Owned and Percentage of Issued and Outstanding(2)
Alejandro Ochoa (3)(4) Miami, Florida, USA President, CEO and Director	Founder and CEO of Tower Three SAS; and ex-consultant to Mackie Research Capital Corporation’s Investment Banking Practice with a Latin American focus.	January 12, 2017	12,000,000 Common shares (12.85%)
Robert Nick Horsley(3)(4) Vancouver, British Columbia, Canada Director	Director of Evolving Gold Corp.; CEO of Fortify Resources Inc.; Partner of Howe and Bay Financial Corp.; and CEO and director of Pacific Therapeutics Ltd.	January 12, 2016	2,760,707 Common Shares (2.96%)

Name, Jurisdiction of Residence & Position(1)	Present Principal Occupation or employment, and if not a previously elected director, occupation during the past 5 years (2)	Director Since	Shares Owned and Percentage of Issued and Outstanding(2)
Brian Gusko (3)(4) Vancouver, British Columbia, Canada Director	Director of Lomiko Metals Corp.; Director of Cloud Nine Education Group; Partner of Howe and Bay Financial Corp.; and director of Pacific Therapeutics Ltd.	August 25, 2015	2,469,339 Common Shares (2.64%)
Fabio Alexander Vasquez Miami Lakes, Florida, USA Director	Co-founder of Tower Three SAS, and has been engaged in the Florida aviation business for over 25 years.	January 12, 2017	12,000,000 Common shares (12.85%)
Notes:
(1)	For the purposes of disclosing positions held in the Company, “Company” includes the Company and any parent or subsidiary thereof.
(2)

The information as to province and country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(3)	Member of the Company’s Audit Committee.
(4)	Member of the Company’s Compensation Committee.

Recommendation of the Company’s Directors

Management recommends that the Company’s shareholders approve each of the nominees listed above for election as a director of the Company for the ensuing year.

Corporate Cease Trade Orders or Bankruptcies

Cease Trade Orders

No director or executive officer of the Company is at the date of this Information Circular, or has been within the last 10 years, a director or CEO or chief financial officer (“CFO”) of any company (including the Company) that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO, or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

Bankruptcies

Other than as disclosed below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, at the date of this Information Circular, or has been within the last 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Luis Parra, an executive officer of the Company, co-founded Ingeant SA (“Ingeant”), a corporation incorporated pursuant to the laws of Colombia. He is currently a partner of Ingeant, and served as technical director and board member of Ingeant from July, 1995 until his resignation in early December, 2014. On October 31, 2014, Ingeant filed a voluntary petition for relief to reorganize under Article 47 of Colombian Law 1116 de 2006 of the Business Insolvency Regime of Colombia in the “Super Intendencia de Sociedades” in the city of Medellin, Colombia. On December 19, 2014, Ingeant’s petition was accepted.

Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(c)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

APPROVAL OF STOCK OPTION PLAN

Shareholder Approval of Stock Option Plan

The only equity compensation plan which the Company currently has in place is the stock option plan (the “Plan”), which was originally ratified by shareholders in 2016. The Plan was established to provide incentive to employees, officers, directors and consultants who provide services to the Company.

Management seeks shareholder approval for the ratification and renewal of the Plan, as the Company’s 2018 plan (the “2018 Plan”), in accordance with and subject to the rules and policies of the Canadian Securities Exchange. The intention of management in proposing the 2018 Plan is to increase the proprietary interest of employees, officers, directors and consultants in the Company and thereby aiding the Company in attracting, retaining and encouraging the continued involvement of such persons with the Company. It is proposed that under the 2018 Plan, the total number of common shares that may be reserved for issuance will be 10% of the issued and outstanding common shares of the Company at the time of grant, less any common shares reserved for issuance pursuant to the grant of stock options under any other share compensation arrangements. The 2018 Plan complies with the current policies of the Canadian Securities Exchange. The 2018 Plan is subject to approval by the Canadian Securities Exchange.

Terms of the 2018 Plan

A full copy of the 2018 Plan will be made available at the registered and records office of the Company until 4:00pm on the business day immediately preceding the date of the Meeting. Shareholders may also obtain copies of the 2018 Plan from the Company prior to the Meeting on written request. Capitalized words used below have the meanings assigned to them in the policies of the Canadian Securities

Exchange or the 2018 Plan, as applicable. The following is a summary of the material terms of the 2018 Plan:

1.	The options are non-assignable and non-transferable (except that the Optionee’s heirs or administrators can exercise any portion of the outstanding option, up to 180 days from the Optionee’s death).

2.

The number of shares subject to each option is determined by the Board of Directors provided that the 2018 Plan, together with all other previously established or proposed share compensation arrangements may not, during any 12 month period, result in:

(a)	the number of options granted to any one Person exceeding 5% of the issued shares of the Company; or

(b)	the number of options granted to any one Consultant exceeding 2% of the issued shares of the Company.

3.

The exercise price of an option may not be set at less than the greater of the closing market price of the common shares on (a) the trading day immediately prior to the date of grant of the options; and (b) the date of grant of the options as permitted by the rules of the Canadian Securities Exchange.

4.	The options may be exercisable for a period of up to 5 years (subject to extension where the expiry date falls within a “blackout period”).

6.

For stock options granted to Employees, Consultants or Management Company Employees, the Company and the Optionee are responsible for ensuring and confirming that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

7.	Any options granted to any Optionee who is a Director, Employee, Consultant or Management Company Employee must expire within 90 days following the date the Optionee ceases to be in that role.

Shareholders will be asked to pass the following ordinary resolution approving the Company’s 2018 Plan:

“IT IS RESOLVED, as an ordinary resolution that:

1.	The Company ratify and adopt a 2018 Stock Option Plan (the “Plan”), including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued common shares of the Company;

2.

The Board of Directors be authorized on behalf of the Company to make any further amendments to the Plan as may be required by regulatory authorities, without further approval of the shareholders of the Company, in order to ensure adoption of the Plan;

3.	The Company file the Plan with the Canadian Securities Exchange for acceptance; and

4.

Any one director or officer of the Company is authorized and directed to do all such acts and things and to execute and deliver all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution.”

Recommendation of the Company’s Directors

The directors have reviewed and considered all facts respecting the approval of the 2018 Plan. The Company’s directors unanimously recommend that the shareholders vote in favour of ratifying and approving the 2018 Plan.

An ordinary resolution requires the approval of a simple majority (50% + one vote) of the votes cast at the Meeting, in person or by proxy. It is the intention of the persons named in the accompanying Proxy, if not expressly directed to the contrary in such Proxy, to vote such proxies FOR the ordinary resolution authorizing the approval of the 2018 Plan.

ADDITIONAL INFORMATION CONCERNING THE COMPANY

DIRECTOR AND EXECUTIVE COMPENSATION

The Company is a venture issuer and is disclosing its director and executive compensation in accordance with Form 51-102F6V – Statement of Executive Compensation – Venture Issuers.

The following persons are considered the “Named Executive Officers” or “NEOs” for the purposes of the disclosure for the year ended December 31, 2017:

(a)	the Company’s CEO, including an individual performing functions similar to a CEO;

(b)	the Company’s CFO, including an individual performing functions similar to a CFO;

(c)

the most highly compensated executive officer of the Company and its subsidiaries, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V Statement of Executive Compensation – Venture Issuers, for the December 31, 2017 year end; and

(d)

each individual who would be a Named Executive Officer under paragraph (c) but for the fact the individual was not an executive officer of the Company and was not acting in a similar capacity as at December 31, 2017.

Compensation Governance

The Board has established a compensation committee which reviews and recommends the compensation for the Company's NEOs and directors in consultation with the Board. A compensation consultant or advisor has not been retained, at any time, to assist the Board or the compensation committee in determining compensation for any of the Company's directors or executive officers.

Composition of Compensation Committee

The members of the compensation committee are Alejandro Ochoa, Robert Nick Horsley and Brian Gusko (Chair). Mr. Horsley and Mr. Gusko are considered to be independent within the meaning of section 1.4 of National Instrument 52-110 - Audit Committees.

Compensation Discussion and Analysis of Compensation Review Process

The compensation committee and the Board determines director compensation from time to time. Directors are not generally compensated in their capacities as such but the Company may, from time to time, grant to its directors incentive stock options to purchase common shares in the capital of the Company pursuant to the terms of the Stock Option Plan and in accordance with the policies of the Canadian Securities Exchange.

Currently, the Company has no arrangements, standard or otherwise, pursuant to which directors are compensated in cash by the Company for their services as directors or committee chairs.

The compensation committee and Board determines NEO compensation from time to time. Compensation of the NEOs of the Company is reviewed regularly by the compensation committee, which makes recommendations to the Board, which in turn approves the compensation of the NEOs. The Company does not have a formal compensation policy, but the compensation committee is responsible for reviewing the adequacy and form of compensation paid to the Company’s NEO’s and ensuring that such compensation realistically reflects the responsibilities and risks of such positions.

In fulfilling its responsibilities, the compensation committee evaluates the performance of the CEO and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations. The main objectives the Company hopes to achieve through its compensation are to attract and retain executives critical to the Company’s success, who will be key in helping the Company achieve its corporate objectives and increase shareholder value. The Company looks at industry standards when compensating its executive officers.

Director and Named Executive Officer Compensation, excluding Compensation Securities

The following table is a summary of compensation (excluding compensation securities) paid, awarded to or earned by the Named Executive Officers and any director who is not a Named Executive Officer for each of the Company’s two most recently completed years.

Table of Compensation Excluding Compensation Securities
		Salary,
		consulting
		fee, retainer		Committee		Value of all
		or		or Meeting	Value of	other	Total
	Year	commission	Bonus	Fees	Perquisites	compensation	compensation
Name and Position	(1)	($)	($)	($)	($)(2)	($)	($)
Alejandro Ochoa(3) CEO, President and Director	2017	151,200	Nil	Nil	Nil	Nil	151,200
	2016	Nil	Nil	Nil	Nil	Nil	Nil
Abbey Abdiye(4) CFO and Corporate Secretary	2017	79,619	Nil	Nil	Nil	Nil	79,619
	2016	15,714	Nil	Nil	Nil	Nil	15,714
Luis Parra(5) COO	2017	59,000	Nil	Nil	Nil	Nil	59,000
	2016	Nil	Nil	Nil	Nil	Nil	Nil
Robert Nick Horsley(6) Director	2017	Nil	Nil	Nil	Nil	Nil	Nil
	2016	Nil	Nil	Nil	Nil	Nil	Nil
Fabio Alexander Vasquez(7) Director	2017	Nil	Nil	Nil	Nil	Nil	Nil
	2016	Nil	Nil	Nil	Nil	Nil	Nil
Brian Gusko Director	2017	Nil	Nil	Nil	Nil	Nil	Nil
	2016	Nil	Nil	Nil	Nil	Nil	Nil
Notes:
(1)	Financial year ended December 31, 2017.

(2)	The value of perquisites, if any, that are less than $15,000.
(3)	Alejandro Ochoa was elected as a director and appointed CEO and director on January 12, 2017.
(4)	Abbey Abdiye was appointed CFO and Corporate Secretary on April 27, 2016.
(5)	Luis Parra was appointed COO on August 15, 2017.
(6)	Robert Nick Horsley was elected as a director on January 12, 2016.
(7)	Fabio Alexander Vasquez was elected as a director on January 12, 2017.

Stock Options and Other Compensation Securities

The following table discloses all compensation securities granted or issued during the most recently completed financial year ended December 31, 2017 for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

Compensation Securities
		Number of			Closing
		Compensation			Price of	Closing
		Securities,			Security or	Price of
		Number of		Issue,	Underlying	Security or
		Underlying		Conversion	Security on	Underlying
	Type of	Securities and	Date of	or Exercise	Date of	Security at
Name and	Compensation	Percentage of	Issue or	Price	Grant	Year End	Expiry
Position	Security	Class	Grant	($)	($)	($)	Date
Alejandro Ochoa CEO, President and Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Abbey Abdiye CFO and Corporate Secretary	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Luis Parra COO	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Brian Gusko Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fabio Alexander Vasquez Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Robert Nick Horsley Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A

During the financial year ended December 31, 2017, none of the Named Executive Officers or directors exercised any stock options.

For information about the material terms of the Company’s stock option plan, please refer to the heading “Particulars of Matters to be Acted Upon – Shareholder Approval of Stock Option Plan”.

Employment, consulting and management agreements

See “Management Contracts” below.

Oversight and description of director and Named Executive Officer compensation

Director Compensation

The Board determines director compensation from time to time. Directors are not generally compensated in their capacities as such but the Company may, from time to time, grant to its directors incentive stock options to purchase common shares in the capital of the Company pursuant to the terms of the Stock Option Plan and in accordance with the policies of the Canadian Securities Exchange.

Named Executive Officer Compensation

The Board as a whole determines executive compensation from time to time. The Company does not have a formal compensation policy. The main objectives the Company hopes to achieve through its compensation are to attract and retain executives critical to the Company’s success, who will be key in helping the Company achieve its corporate objectives and increase shareholder value. The Company looks at industry standards when compensating its executive officers.

  During the financial year ended December 31, 2017, Alejandro Ochoa received cash compensation totalling $151,200 (consisting of management and administrative fees) and was granted no stock options.

  During the financial year ended December 31, 2017, Abbey Abdiye received cash compensation totalling $79,619 (consisting of management and administrative fees) and was granted no stock options.

  During the financial year ended December 31, 2017, Luis Parra received cash compensation totalling $59,000 (consisting of management and administrative fees) and was granted no stock options.

  During the financial year ended December 31, 2017, Brian Gusko received nil cash compensation and was granted no stock options.

  During the financial year ended December 31, 2017, Fabio Alexander Vasquez received nil cash compensation and was granted no stock options.

  During the financial year ended December 31, 2017, Robert Nick Horsley received nil cash compensation and was granted no stock options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of the date of this Information Circular regarding the number of common shares to be issued pursuant to the Company’s stock option plan. The Company does not have any equity compensation plans that have not been approved by its shareholders.

			Number of Common
			Shares remaining
	Number of Common Shares	Weighted-average	available for future
	to be issued upon exercise of	exercise price of	issuance under equity
Plan Category	outstanding options	outstanding options	compensation plans
Equity compensation plans approved by security holders Stock Option Plan	325,000	$0.45	9,013,944
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	325,000	$0.45	9,013,944

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors and the approval of the stock option plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director of executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

AUDIT COMMITTEE

Composition of Audit Committee

As at the date of this Information Circular, the Audit Committee is composed of Alejandro Ochoa, Brian Gusko and Robert Nick Horsley. Brian Gusko and Robert Horsley are “independent” because they are not executive officers or employees of the Company. Alejandro Ochoa is not “independent” because he is the Company’s President and CEO. All three members are “financially literate” within the meaning of sections 1.4, 1.5 and 1.6 of National Instrument 52-110 Audit Committees (“NI 52-110”). The text of the Audit Committee’s Charter is attached as Appendix A to this Information Circular.

The Company is relying on the exemption provided by Section 6.1 of NI 52-110 by virtue of the fact that it is a venture issuer. Section 6.1 exempts the Company from the requirements of Parts 3 (Composition of the Audit Committee) and 6 (Reporting Obligations) of NI 52-110.

Relevant Education and Experience

Alejandro Ochoa

Alejandro Ochoa has over 20 years of experience within the financial services industry, having worked at such firms as Morgan Stanley, Prudential Securities, Raymond James and Mackie Research Capital Corp. Mr. Ochoa has extensive experience with publicly traded companies and has an understanding of the accounting principles used by the Company to prepare its financial statements. Dedicated to Latin America, his areas of expertise include mining and energy transactions in advisory, capital raisings and strategic assets sales with Latin American transactions in Colombia, Mexico, and Peru. He has also covered telecom infrastructure companies from the United States, Argentina, and Colombia. Mr. Ochoa has a Bachelors in Science with a focus in Finance from Florida International University.

Robert Nick Horsley

Robert Nick Horsley has over 10 years of public markets experience focused in finance, investor relations, marketing management, and mergers and acquisitions. Mr. Horsley has served as a director and a consultant to several public and private companies, and has worked in a variety of industries including consumer goods, energy, mining, oil and gas, nutraceuticals and pharmaceuticals, and technology. Mr. Horsley has an understanding of the accounting principles used by the Company to prepare its financial statements.

Brian Gusko

Brian Gusko has extensive international business experience having worked for telecom and Information Technology firms in Canada, Japan, Holland and South Africa. He is a partner at Howe & Bay, and has approximately 10 years of experience in capital markets. He has worked as CFO of multiple public companies and has extensive Board and Audit Committee experience. Mr. Gusko has an understanding of the accounting principles used by the Company to prepare its financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 (De Minimis Non-audit Services) or Part 8 (Exemptions) of NI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the financial year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described under the heading “Article 2 – Pre-Approval of Non-Audit Services” of the Audit Committee Charter as set out in Appendix A to this Information Circular.

Audit Fees, Audit-Related Fees, Tax Fees and all other Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two financial years, by category, are as follows:

Financial Year	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
Ending
December 31, 2017	$85,000	Nil	Nil	Nil
December 31, 2016	$18,000	Nil	Nil	Nil

Reliance on Exemptions in NI 52-110 regarding Audit Committee Composition & Reporting Obligations

Since the Company is a venture issuer, it relies on the exemption contained in section 6.1 of NI 52-110 from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of NI 52-110 (which requires certain prescribed disclosure about the Audit Committee in this Information Circular).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis. The Company’s approach to corporate governance is set forth below.

Board of Directors

NI 52-110 sets out the standard for director independence. Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in NI 52-110, one member of the Board, Alejandro Ochoa, is not independent. Alejandro Ochoa is not independent by virtue of the fact that he is the Company’s President and CEO. Brian Gusko, Robert Nick Horsley and Fabio Alexander Vasquez are considered to be independent.

In addition to their positions on the Board, the following directors or proposed directors for nomination also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Brian Gusko	Lomiko Metals (TSXV))

Name of Director	Reporting Issuer(s) or Equivalent(s)
Robert Nick Horsley	Crop Infrastructure Corp. (CSE)
Evolving Gold Corp. (CSE)

Orientation and Continuing Education

Orientation and education of new members of the Board is conducted informally by management and members of the Board. The orientation provides background information on the Company’s history, performance and strategic plans.

Ethical Business Conduct

Directors, officers and employees are required as a function of their directorship, office or employment to structure their activities and interests to avoid conflicts of interest and potential conflicts of interest and refrain from making personal profits from their positions. The Board does not consider it necessary at this time to have a written policy regarding ethical conduct.

Nomination of Directors

The Board is responsible for reviewing the composition of the Board on a periodic basis. The Board analyses the needs of the Board when vacancies arise and identifies and proposes new nominees who have the necessary competencies and characteristics to meet such needs.

Compensation

The Board reviews and approves all matters relating to compensation of the directors and executive officers of the Company. With regard to the CEO, the Board reviews and approves corporate goals and objectives relevant to the CEO’s compensation, evaluates the CEO’s performance in light of those goals and objectives and sets the CEO’s compensation level based on this evaluation.

MANAGEMENT CONTRACTS

In the financial year ended December 31, 2017, there were no management functions of the Company which were, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Financial information concerning the Company is contained in its financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2017. Copies of these documents, this Information Circular and additional information relating to the Company may be found on the SEDAR website at www.sedar.com or may be obtained upon request from the Company without charge to shareholders:

Tower One Wireless Corp.
600-535 Howe Street
Vancouver, BC V6C 2Z4
Phone: 917.546.3016

DATED this 4th day of January, 2019.

ON BEHALF OF THE BOARD

“Brian Gusko”
Brian Gusko
Chair of the Board of Directors

APPENDIX A

Charter of the Audit Committee of the Board of Directors
of Tower One Wireless Corp. (the “Company”)

AUDIT COMMITTEE CHARTER

This Charter establishes the composition, the authority, roles and responsibilities and the general objectives of the Company's audit committee, or its Board of Directors in lieu thereof (the "Audit Committee"). The roles and responsibilities described in this Charter must at all times be exercised in compliance with the legislation and regulations governing the Company and any subsidiaries.

1.	Composition

(a)

Number of Members. The Audit Committee must be comprised of a minimum of three directors of the Company, a majority of whom will be independent. Independence of the board members will be as defined by applicable legislation.

(b)

Chair. If there is more than one member of the Audit Committee, members will appoint a chair of the Audit Committee (the "Chair") to serve for a term of one (1) year on an annual basis. The Chair may serve as the chair of the Audit Committee for any number of consecutive terms.

(c)

Financially Literacy. All members of the audit committee will be financially literate as defined by applicable legislation. If upon appointment a member of the Audit Committee is not financially literate as required, the person will be provided with a period of three months to acquire the required level of financial literacy.

2.	Meetings

(a)	Quorum. The quorum required to constitute a meeting of the Audit Committee is set at a majority of members.

(b)

Agenda. The Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to all Audit Committee members for members to have a reasonable amount of time to review the materials prior to the meeting.

(c)

Notice to Auditors. The Company's auditors (the "Auditors") will be provided with notice as necessary of any Audit Committee meeting, will be invited to attend each such meeting and will receive an opportunity to be heard at those meetings on matters related to the Auditor's duties.

(d)	Minutes. Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee.

3.	Roles and Responsibilities

The roles and responsibilities of the Audit Committee include the following:

External Auditor

The Audit Committee will:

(a)	Selection of the external auditor. Select, evaluate and recommend to the Board, for shareholder approval, the Auditor to examine the Company's accounts, controls and financial statements.

(b)	Scope of Work. Evaluate, prior to the annual audit by the Auditors, the scope and general extent of the Auditor's review, including the Auditor's engagement letter.

(c)	Compensation. Recommend to the Board the compensation to be paid to the external auditors.

(d)	Replacement of Auditor. If necessary, recommend the replacement of the Auditor to the Board of Directors.

(e)	Approve Non-Audit Related Services. Pre-approve all non-audit services to be provided by the Auditor to the Company or its subsidiaries.

(f)	Direct Responsibility for Overseeing Work of Auditors. Must directly oversee the work of the Auditor. The Auditor must report directly to the Audit Committee.

(g)	Resolution of Disputes. Assist with resolving any disputes between the Company's management and the Auditors regarding financial reporting.

Consolidated Financial Statements and Financial Information

The Audit Committee will:

(h)

Review Audited Financial Statements. Review the audited consolidated financial statements of the Company, discuss those statements with management and with the Auditor, and recommend their approval to the Board.

(i)	Review of Interim Financial Statements. Review and discuss with management the quarterly consolidated financial statements, and if appropriate, recommend their approval by the Board.

(j)

MD&A, Annual and Interim Earnings Press Releases, Audit Committee Reports. Review the Company's management discussion and analysis, interim and annual press releases, and audit committee reports before the Company publicly discloses this information.

(k)

Auditor Reports and Recommendations. Review and consider any significant reports and recommendations issued by the Auditor, together with management's response, and the extent to which recommendations made by the Auditor have been implemented.

Risk Management, Internal Controls and Information Systems

The Audit Committee will:

(l)

Internal Control. Review with the Auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls. Remain informed, through communications with the Auditor, of any weaknesses in internal control that could cause errors or deficiencies in financial reporting or deviations from the accounting policies of the Company or from applicable laws or regulations.

(m)

Financial Management. Periodically review the team in place to carry out financial reporting functions, circumstances surrounding the departure of any officers in charge of financial reporting, and the appointment of individuals in these functions.

(n)	Accounting Policies and Practices. Review management plans regarding any changes in accounting practices or policies and the financial impact thereof.

(o)

Litigation. Review with the Auditors and legal counsel any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the consolidated financial statements.

(p)

Other. Discuss with management and the Auditors correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company's financial statements or disclosure.

Complaints

(q)

Accounting, Auditing and Internal Control Complaints. The Audit Committee must establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters.

(r)

Employee Complaints. The Audit Committee must establish a procedure for the confidential transmittal on condition of anonymity by the Company's employees of concerns regarding questionable accounting or auditing matters.

4.	Authority

(a)	Auditor. The Auditors, and any internal auditors hired by the company, will report directly to the Audit Committee.

(b)

To Retain Independent Advisors. The Audit Committee may, at the Company's expense and without the approval of management, retain the services of independent legal counsels and any other advisors it deems necessary to carry out its duties and set and pay the monetary compensation of these individuals.

5.	Reporting

The Audit Committee will report to the Board on:

(a)	the Auditor's independence;

(b)	the performance of the Auditor and any recommendations of the Audit Committee in relation thereto;

(c)	the reappointment and termination of the Auditor;

(d)	the adequacy of the Company's internal controls and disclosure controls;

(e)	the Audit Committee's review of the annual and interim consolidated financial statements;

(f)	the Audit Committee's review of the annual and interim management discussion and analysis;

(g)	the Company's compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and

(h)	all other material matters dealt with by the Audit Committee.

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